Filed pursuant to Rule 497(a)
File No. 333-257157
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@tickersymbolyou



Like I said earlier, the global artificial intelligence market is expected to almost 12x over the next 8 years, which is a compound annual growth rate of 36.8%!

But many of the companies building next generation AI applications are not publicly traded.


Average IPO (1990s)
Average IPO ('17-21)
Inflation adjusted revenue ($M)
300
200
100
0
0
5
10
15
20
Age in years
Individuals only able to participate after IPO
Venture capital consumes most of the upside pre-IPO
tsy
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Think about the 90s and early 2000s. Companies like Amazon and Google went public very early in their growth cycle. But today, companies are waiting an average of TEN YEARS LONGER to go public! That means, investors like us can miss out on most of the returns from the next Amazon. The next Google. The next Nvidia. So, I spent a lot of time digging into this and the Fundrise Innovation Fund is a great way to invest in some of the best tech companies *before* they go public!


Anthropic
AI research and products that put safety at the frontier
Anduril Industries
Transforming defense capabilities with advanced technology
Anyscale
Scalable compute for AI and Python
dbt
Canva
Jetty
dbt Labs
Power everything in your business with high-quality, trusted, and reliable data
Canva
Visual suite for everyone
Jetty
Financial services for renters

[showing the list of companies here scrolling through website]


DISCLAIMER: AS IT RELATES TO THE FUNDRISE INNOVATION FUND, CAREFULLY CONSIDER
THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE INNOVATION FUND
BEFORE INVESTING. THIS AND OTHER INFORMATION CAN BE FOUND IN THE FUND'S
PROSPECTUS FUNDRISE.COM/INNOVATION. READ THEM CAREFULLY BEFORE INVESTING.
tsy
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Venture capital is usually only for the ultra-wealthy, but Fundrise's Innovation Fund gives regular investors access to some of the top private, pre-IPO companies on Earth without breaking the bank.

The Fundrise Innovation Fund has an impressive track record, already investing over $100 million into some of the largest, most in-demand AI and data infrastructure companies.

So, if you want access to some of the best late-stage AI companies before they IPO…check out the Fundrise Innovation Fund using my link below today.

Access some of the best late-stage AI companies BEFORE THEY IPO with the Fundrise Innovation Fund: https://fundrise.com/tickersymbolyou

As it relates to the Fundrise Innovation Fund, carefully consider the investment objectives, risks, charges and expenses of The Innovation Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/innovation Read them carefully before investing. #innovationfundmarketing